NORTHBROOK LIFE INSURANCE COMPANY
                          LAW AND REGULATION DEPARTMENT
                          3100 Sanders Road, Suite J5B
                         Northbrook, Illinois 60062-7154
                       Writer's Direct Dial: 847.402.6461
                         Facsimile Number: 847.402.3781


BRUCE A. TEICHNER
Associate Counsel


                                December 17, 2001



BY EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:         Northbrook Life Insurance Company
            Northbrook Variable Annuity Account II ("Registrant")
            Initial Registration Statement on Form N-4
            File Nos. 333-43086 and 811-06116; CIK No. 0000864922

Commissioners:

On behalf of the above-named Registrant and pursuant to Rule 477 under the Securities Act of 1933, as amended, I hereby request withdrawal of the above-captioned initial Form N-4 registration statement ("Registration Statement") as filed with the Securities and Exchange Commission ("Commission") on August 4, 2000. No securities were sold in connection with the offering. We are requesting withdrawal because Registrant's depositor, Northbrook Life Insurance Company, has decided that it will not offer the contract described in the Registration Statement for the time being.

For the foregoing reason, I submit that withdrawal of the Registration Statement would be consistent with the public interest and the protection of investors, and respectfully request that the Commission grant this request for withdrawal. The cooperation of the Commission staff is greatly appreciated in this matter.

Please direct any question or comment to me at the number above.


                                            Sincerely,


                                            /s/ BRUCE A. TEICHNER
                                            -------------------------
                                            Bruce A. Teichner
                                            Associate Counsel


cc:      Lorna J. MacLeod, Esq.
           Securities and Exchange Commission